04014560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10646

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2004
WASH D.C. 202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren - Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KFMR Katz Ferraro McMurtry, P.C.
(Name – *if individual, state last, first, middle name*)

300 Benedum-Trees Building
223 Fourth Avenue (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren - Tillotson, Inc., as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notarial Seal
Gale A. Rezner, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Mar. 28, 2005

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2004

HEFREN-TILLOTSON, INC.

TABLE OF CONTENTS

October 31, 2004

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Hefren-Tillotson, Inc., (the Company) as of October 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hefren-Tillotson, Inc. at October 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Exemption from Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission as of October 31, 2004 and Independent Auditors' Report on Internal Control of a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3 on pages 17 through 20 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KFMR Katz Ferraro McMurtry

Pittsburgh, Pennsylvania
December 6, 2004

300 Benedum-Trees Building • 223 Fourth Avenue • Pittsburgh, PA 15222
(412) 471-0200 • FAX (412) 471-0672 • www.kfmr.com

HEFREN-TILLOTSON, INC.

STATEMENT OF FINANCIAL CONDITION

October 31, 2004

ASSETS

ASSETS	
Cash and cash equivalents	$ 617,265
Deposits with clearing organization	100,000
Receivables from clearing organization	2,731,246
Investment advisory fees receivable	699,884
Receivables - other	16,582
Note receivable	53,109
Advances - officers and employees	214,957
Due from related parties	1,600
Prepaid expenses	69,020
Securities owned	
Marketable, at market value	3,518,360
Investments not readily marketable, at estimated fair market value	6,297
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $1,374,071	660,463
TOTAL ASSETS	$8,688,783

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 82
Commission and other compensation payable	1,628,044
Securities sold, not yet purchased, at market value	2
Income taxes payable, including deferred taxes of $139,957	556,101
Accrued retirement plan liability	587,968
Accounts payable, accrued expenses and other liabilities	377,224
Deferred investment advisory fees	918,702
Due to affiliates	553,373
TOTAL LIABILITIES	4,621,496
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 100,000 shares authorized, 25,963 shares issued and outstanding	259,630
Additional paid in capital	191,593
Retained earnings	3,616,064
TOTAL STOCKHOLDERS' EQUITY	4,067,287
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,688,783

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

Year Ended October 31, 2004

REVENUE	
Principal transactions	$ 7,556,598
Service fees	5,502,390
Commissions	3,577,690
Investment advisory fees	4,554,029
Investment banking	1,518,307
Other	374,223
TOTAL REVENUE	23,083,237
EXPENSES	
Employee compensation and benefits	15,650,778
Exchange and clearance fees	1,131,417
Communications and data processing	232,486
Occupancy	742,161
Interest expense	45,749
Other operating expenses	3,468,126
TOTAL EXPENSES	21,270,717
INCOME FROM OPERATIONS	1,812,520
PROVISION FOR INCOME TAXES	
Income taxes - current	798,793
Income taxes - deferred	(3,779)
TOTAL INCOME TAXES	795,014
NET INCOME	$ 1,017,506

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended October 31, 2004

	Common Stock				
	Number of shares	Par Value	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, October 31, 2003	25,963	$ 259,630	$ 191,593	2,898,558	$ 3,349,781
Net income	-	-	-	1,017,506	1,017,506
Dividends declared	-	-	-	(300,000)	(300,000)
Balance, October 31, 2004	25,963	$ 259,630	$ 191,593	$3,616,064	$ 4,067,287

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended October 31, 2004

Subordinated borrowings at October 31, 2003	$ -
Increases	-
Decreases	-
Subordinated borrowings at October 31, 2004	$ -

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
Year Ended October 31, 2004

OPERATING ACTIVITIES	
Net income	$ 1,017,506
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	278,642
Deferred income taxes	(3,779)
Net change in operating assets and liabilities (Note 11)	(2,685,758)
NET CASH USED IN OPERATING ACTIVITIES	(1,393,389)
INVESTING ACTIVITIES	
Purchases of furniture, equipment and leasehold improvements	(81,424)
NET CASH USED IN INVESTING ACTIVITIES	(81,424)
FINANCING ACTIVITIES	
Payment of dividends	(300,000)
NET CASH USED IN FINANCING ACTIVITIES	(300,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,774,813)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,392,078
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 617,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest paid	$ 45,749
Income taxes paid	$ 650,786

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2004

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hefren-Tillotson, Inc. (the Company), a member of the National Association of Securities Dealers (NASD), is a registered securities broker-dealer and a registered investment advisor. The Company conducted the majority of its business from its principal office in Pittsburgh, along with four additional offices throughout Western Pennsylvania. The Company is a majority-owned subsidiary of Masterplan, Inc. (Parent).

Description of Business

The Company provides professional financial counseling and planning services. It operated as a full service securities broker-dealer providing traditional brokerage products, investment banking through the HT Capital Markets Division, investment management services through the HT Asset Management Division, and insurance products.

Method of Accounting and Revenue and Cost Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis, which is generally the same day as the transaction. Securities owned and securities sold, not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value as determined by management.

Investment program commissions are recorded when payment from participants is received and the program commenced.

Principal trading and investment banking commissions consist of gains and losses from principal transactions. Investment banking consists of gross profits from participation in underwritings. Both are recorded on a trade date basis.

Service fees are recorded when earned.

Investment advisory fees are recognized as earned over the term of the contract.

Insurance commissions and related expenses are recorded when earned or incurred.

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and Clearance Fees

Commissions and related clearing expenses are recorded on a trade-date basis as securities and other transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents and Concentrations of Credit Risk

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2004

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Advertising

The Company expenses advertising costs as incurred. Advertising costs totaled $415,668 for the year ended October 31, 2004.

NOTE 2 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31 are as follows:

NOTE 2 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED (CONTINUED)

	Securities Owned Market Value	Securities Sold But Not Yet Purchased
Equities	$ 1	$ 2
Corporate bonds	4,946	-
Agencies bonds	9,780	-
Money markets	10,335	-
Municipal bonds	410,401	-
Mutual funds	1,088,559	-
Treasury bonds	1,994,338	-
	$ 3,518,360	$ 2

Municipal securities consist mostly of Pennsylvania municipalities.

NOTE 3 – PAYABLE TO CLEARING BROKER

Hefren-Tillotson, Inc. purchases securities on margin from its clearing broker. The securities purchased are held as collateral. As of October 31, 2004, the payable to the clearing broker and the related collateral was $82 and $3,518,360, respectively.

Interest is charged at variable rates.

NOTE 4 – LEASE OBLIGATIONS

The Company leases its principal offices from a Partnership, whose partners include several officers and/or shareholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2004, rent expense was approximately $145,000, excluding these costs.

The Company also leases other office facilities, and office equipment under noncancellable operating leases expiring through October 31, 2010. During the fiscal year ended October 31, 2004, these rental expenses totaled approximately $398,000.

NOTE 4 – LEASE OBLIGATIONS (CONTINUED)

As of October 31, 2004, future minimum lease payments under these lease agreements, including the principal office discussed above, are as follows:

Years ending October 31,	
2005	$ 417,000
2006	402,000
2007	380,000
2008	318,000
2009	308,000
Thereafter	165,000
	$1,990,000

NOTE 5 – NET CAPITAL REQUIREMENTS

Under the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2004, the Company had net capital and net capital requirements of $2,614,630 and $298,763, respectively, as reported in the supplemental schedule (see page 17).

The Company's aggregate indebtedness to net capital ratio is 1.71 to 1.

NOTE 6 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The company files its own state and local tax returns.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, *Accounting For Income Taxes*, are as follows:

NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2004

NOTE 6 – INCOME TAXES (CONTINUED)

Current:	
Federal	$ 606,843
State	191,950
Total current	$ 798,793
Deferred:	
Federal	$ (6,357)
State	2,578
Total deferred	$ (3,779)
Total provision for income taxes	$ 795,014

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

NOTE 7 – RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) with both profit sharing and 401(k) features. Contributions under the plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the calendar years ended December 31, 2003 and 2004, respectively. There were no Company matches of the employee's elective deferral for the plan years ended December 31, 2003 and 2004, respectively. In lieu of the match, the Company increased the amount of the profit sharing contribution in 2004. Contributions totaling $673,998 were expensed during the Company's fiscal year ended October 31, 2004.

NOTES TO FINANCIAL STATEMENTS

Year Ended October 31, 2004

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year, transactions with the Parent consisted of advances of $1,111,605 (including intercompany interest income of $41,247) and repayments received of $962,299. As of October 31, 2004, the unpaid balance was $553,373.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off balance sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

NOTE 10 – CONTINGENCIES

The Company has been named as a defendant in legal actions in the ordinary course of business. The outcome of such matters cannot be predicted with certainty. In the opinion of management and after consultation with legal counsel handling such matters, these actions are considered without merit and will be defended vigorously.

NOTE 11 – STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities as presented in the accompanying statement of cash flows are as follows:

(Increase) decrease in operating assets:	
Receivables from clearing organization	$(1,407,683)
Investment advisory fees receivable	(119,930)
Receivables - other	35,742
Note receivable	11,322
Advances - officers and employees	(201,130)
Prepaid expenses	8,938
Marketable securities owned, at market value	(2,114,194)
Investments not readily marketable, at estimated fair market value	430

NOTE 11 – STATEMENT OF CASH FLOWS (CONTINUED)

(Decrease) increase in operating liabilities:	
Payable to clearing broker	(11,278)
Commissions and other compensation payable	239,526
Securities sold, not yet purchased, at market value	(22)
Accounts payable, accrued expenses and other liabilities	96,836
Income taxes payable	6,421
Accrued retirement plan liability	217,989
Deferred investment advisory fees	401,969
Due to affiliates	149,306
Net change in operating assets and liabilities	$(2,685,758)

NOTE 12 – SUBSEQUENT EVENT

Effective November 1, 2004, the Company announced it will cease conducting investment banking activities through the HT Capital Markets Division resulting in closing one of its Branch Offices. These actions are part of the Company's long-term strategy to focus on providing professional financial planning and counseling services, traditional brokerage products, investment management services, and insurance products. This Division generated approximately $1,518,000 in Investment Banking Revenues for the fiscal year ended October 31, 2004.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended October 31, 2004

The ownership equity qualified for net capital	$4,067,287
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	4,067,287
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition, and other deduction	1,238,741
Net capital before haircuts on security positions	2,828,546
Haircuts on securities	
Exempted securities	25,932
Debt securities	24,700
Other securities	163,284
	213,916
Net capital	2,614,630
Net capital requirements	298,763
Excess net capital	$2,315,867

Statement Pursuant to Paragraph (D) (4) of Rule 17a-5

There were no differences between this computation of net capital and the computation included in the Company's amended final unaudited Part II (A) Focus Report as of October 31, 2004.

STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2004

Hefren-Tillotson, Inc., claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hefren-Tillotson promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Hefren-Tillotson, Inc. (the Company), for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KFMR Katz Ferraro McMurtry

KFMR Katz Ferraro McMurtry, P.C.
December 6, 2004